UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response. . 10.4

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Youbet.com, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

987413101

(CUSIP Number)

June 27, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 987413101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) New World Opportunity Partners I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,898,006 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,898,006 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898,006 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) OO - Limited Liability Company

CUSIP No. 987413101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Brodsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,000

	6.	Shared Voting Power 1,900,006 (See Item 4)

	7.	Sole Dispositive Power 2,000

	8.	Shared Dispositive Power 1,900,006 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,900,006 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 987413101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas Muenster

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,898,006 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,898,006 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898,006 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) IN

Item 1(a)                                                Name of Issuer:

Youbet.com, Inc.

Item 1(b)                                                Address of Issuer’s Principal Executive Offices:

5901 De Soto Avenue
Woodland Hills, California 91367

Item 2(a)                                                Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons (collectively, the “Reporting Persons”) pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

New World Opportunity Partners I, LLC, a Delaware limited liability company (“NWOP I”), by virtue of its ownership of 1,898,006 shares of Youbet.com’s common stock, par value $0.001 (“Common Stock”);

Michael Brodsky, a United States citizen, by virtue of his being the managing member of NWOP I and by virtue of his individual ownership of 2,000 shares of Common Stock; and

Thomas Muenster, a United States citizen, by virtue of his being the special manager of NWOP I. NWOP I’s operating agreement provides that the special manager has the power to remove and replace Mr. Brodsky as the managing member.

The Reporting Persons have entered into a Joint Filing Agreement, dated July 7, 2006, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G. Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Item 2(b)                                                Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 1603 Orrington Avenue, Suite 1600, Evanston, Illinois 60201.

Item 2(c)                                                Citizenship:

NWOP I is organized under the laws of the State of Delaware. Each of the Reporting Persons that are individuals are citizens of the United States.

Item 2(d)                                                Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e)                                                CUSIP No.:

987413101

Item 3                                                              If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4                                                              Ownership:

(a)                                  Amount Beneficially Owned:

As of the date hereof:

NWOP I is the owner of 1,898,006 shares of Common Stock, and has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares, together with Messrs Brodsky and Muenster.

Michael Brodsky, by virtue of his being the managing member of NWOP I and by virtue of his individual ownership of 2,000 shares of Common Stock, may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 1,900,006 shares of Common Stock and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares.

Thomas Muenster, by virtue of his being the special manager of NWOP I, may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 1,898,006 shares of Common Stock and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares.

(b)                                  Percent of Class:

5.3% of Youbet.com, Inc.’s common stock, par value $0.001.

(c)           Number of shares as to which each Reporting Person has:

For NWOP I and Thomas Muenster:

(i)                                    Sole power to vote or direct the vote:  0

(ii)                                Shared power to vote or to direct the vote: 1,898,006

(iii)                            Sole power to dispose or to direct the disposition of:  0

(iv)                               Shared power to dispose or to direct the disposition of: 1,898,006

For Michael Brodsky:

(v)                                   Sole power to vote or direct the vote:  2,000

(vi)                               Shared power to vote or to direct the vote:  1,900,006

(vii)                           Sole power to dispose or to direct the disposition of:  2,000

(viii)                       Shared power to dispose or to direct the disposition of: 1,900,006

Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person. The filing of this statement by each of the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d), 13(g) or any other Section of the Exchange Act, are the beneficial owners of any shares in which such Reporting Persons do not have a pecuniary interest.

Item 5                                                              Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6                                                              Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 4.

Item 7                                                              Identification and Classification of the Subsidiary Which Acquired the
 Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8                                                              Identification and Classification of Members of the Group:

Not applicable.

Item 9                                                              Notice of Dissolution of Group:

Not applicable.

Item 10                                                       Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2006

New World Opportunity Partners I, LLC

	By:	/s/ Michael Brodsky
Name: Michael Brodsky
Its: Managing Member

/s/ Michael Brodsky
Michael Brodsky

/s/ Thomas Muenster
Thomas Muenster

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned hereby agree as follows:

(i)            Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)           Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: July 7, 2006

New World Opportunity Partners I, LLC

	By:	/s/ Michael Brodsky
Name: Michael Brodsky
Its: Managing Member

/s/ Michael Brodsky
Michael Brodsky

/s/ Thomas Muenster
Thomas Muenster